Smack Sportswear
13636 Ventura Blvd #475
Sherman Oaks, CA 91423

January 21, 2016

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Smack Sportswear
Form PRE 14A, filed December 7, 2015
File No. 000-53049
Gentlemen:
We are submitting to the Securities and Exchange Commission (the "Commission") a Preliminary Proxy Statement on Schedule 14A (the “Proxy”) via EDGAR in response to the letter of the Commission dated December 22, 2015. The Proxy includes the disclosure required by Items 11, 13 and 14 of Schedule 14A.
In addition, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Thank you for your attention to this matter.
Very truly yours,

SMACK SPORTSWEAR

By:	/s/ Danny Chan
Name: Danny Chan
Title: Chief Executive Officer, Chief Financial Officer and director

By:	/s/ Derek Williams
Name: Derek Williams
Title: Chief Operating Officer

cc: David Lubin, Esq.